Caledonia Mining Accepts Offer of C$3.81 million for

Eersteling Gold Mine

Toronto, Ontario – March 4, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce it has accepted an offer for the purchase of the entire issued share capital of Eersteling Gold Mining Company Limited (“Eersteling”) in South Africa by a private Canadian company for C$3.81 million.

The offer is to be settled in cash on or before July 31, 2008 and a refundable deposit of C$0.4 million is to be placed in trust upon signing of the final agreements by no later than March 31, 2008. The offer is subject to the approval of the Board of Directors of both parties. A non-refundable break fee of C$131,000 will be paid to Caledonia by March 8, 2008.  In addition, the monthly running costs of Eersteling of approximately C$8,000 will be paid in advance to Caledonia from 3 March 2008, until completion of the transaction.

Eersteling is a wholly owned subsidiary of Caledonia and includes the assets & liabilities of the Eersteling Gold Mine, located in the Limpopo province of South Africa.  The mine has been on care and maintenance since 1997.  As at September 30, 2007 Eersteling had a carrying value of C$1.03 million on the Caledonia balance sheet and, in the nine month period ended September 30, 2007, generated losses of C$0.1 million.

The sale of Eersteling will enable Caledonia’s management to focus on the development of the Nama Cobalt Project in Zambia and on the producing Blanket gold mine in Zimbabwe.  Proceeds from the sale will be used to further advance the Nama Project.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Andrew Smith

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 249

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7882